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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PET DRX CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
715813101
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	715813101

1	NAMES OF REPORTING PERSONS Galen Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,876,431*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,876,431*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,876,431*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Includes 57,416 shares issuable upon exercise of warrants within 60 days of December 31, 2008.

CUSIP No.	715813101

1	NAMES OF REPORTING PERSONS Galen Partners International IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		307,980*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		307,980*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

307,980*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Includes 4,561 shares issuable upon exercise of warrants within 60 days of December 31, 2008.

CUSIP No.	715813101

1	NAMES OF REPORTING PERSONS Galen Employee Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		5,967*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,967*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,967*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Includes 82 shares issuable upon exercise of warrants within 60 days of December 31, 2008.

CUSIP No.	715813101

1	NAMES OF REPORTING PERSONS Claudius IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,184,411*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,184,411*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,184,411*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	17.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* The shares are held as follows: 3,876,431 by Galen Partners IV, L.P. (57,416 of which are issuable upon exercise of warrants within 60 days of December 31, 2008) and 307,980 by Galen Partners International IV, L.P. (4,561 of which are issuable upon exercise of warrants within 60 days of December 31, 2008). The Reporting Person is the direct general partner of Galen Partners IV, L.P. and Galen Partners International IV, L.P.

CUSIP No.	715813101

1	NAMES OF REPORTING PERSONS Wesson Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,967*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,967*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,967*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* The shares are held by Galen Employee Fund IV, L.P. (82 of which are issuable upon exercise of warrants within 60 days of December 31, 2008). The Reporting Person is the direct general partner of Galen Employee Fund IV, L.P

CUSIP No.	715813101

1	NAMES OF REPORTING PERSONS Bruce F. Wesson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,190,378*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,190,378*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,190,378*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	17.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* The shares are held as follows: 3,876,431 by Galen Partners IV, L.P. (57,416 of which are issuable upon exercise of warrants within 60 days of December 31, 2008), 307,980 by Galen Partners International IV, L.P. (4,561 of which are issuable upon exercise of warrants within 60 days of December 31, 2008) and 5,967 by Galen Employee Fund IV, L.P. (82 of which are issuable upon exercise of warrants within 60 days of December 31, 2008). Claudius IV, L.L.C. is the d irect general partner of Galen Partners IV, L.P. and Galen Partners International IV, L.P. Wesson Enterprises, Inc. is the direct general partner of Galen Employee Fund IV, L.P. The Reporting Person is a member of Claudius IV, L.L.C. and is the sole shareholder of Wesson Enterprises, Inc. The Reporting Person disclaims beneficial ownership of all such shares except to the extent of his proportionate pecuniary interests therein.

CUSIP No.	715813101

1	NAMES OF REPORTING PERSONS L. John Wilkerson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,184,411*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,184,411*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,184,411*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	17.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* The shares are held as follows: 3,876,431 by Galen Partners IV, L.P. (57,416 of which are issuable upon exercise of warrants within 60 days of December 31, 2008) and 307,980 by Galen Partners International IV, L.P. (4,561 of which are issuable upon exercise of warrants within 60 days of December 31, 2008). Claudius IV, L.L.C. is the direct general partner of Galen Partners IV, L.P. and Galen Partners International IV, L.P. The Reporting Person is a member of C laudius IV, L.L.C. The Reporting Person disclaims beneficial ownership of all such shares except to the extent of his proportionate pecuniary interests therein.

CUSIP No.	715813101

1	NAMES OF REPORTING PERSONS David Jahns

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,184,411*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,184,411*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,184,411*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	17.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* The shares are held as follows: 3,876,431 by Galen Partners IV, L.P. (57,416 of which are issuable upon exercise of warrants within 60 days of December 31, 2008) and 307,980 by Galen Partners International IV, L.P. (4,561 of which are issuable upon exercise of warrants within 60 days of December 31, 2008). Claudius IV, L.L.C. is the direct general partner of Galen Partners IV, L.P. and Galen Partners International IV, L.P. The Reporting Person is a member of C laudius IV, L.L.C. The Reporting Person disclaims beneficial ownership of all such shares except to the extent of his proportionate pecuniary interests therein.

CUSIP No.	715813101

1	NAMES OF REPORTING PERSONS Zubeen Shroff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		102,589+

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,184,411*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		102,589+

WITH:	8	SHARED DISPOSITIVE POWER

4,184,411*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,287,000*+

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
+ Includes 102,589 shares issuable upon exercise of options within 60 days of December 31, 2008.
* Includes 4,184,411 shares held as follows: 3,876,431 by Galen Partners IV, L.P. (57,416 of which are issuable upon exercise of warrants within 60 days of December 31, 2008) and 307,980 by Galen Partners International IV, L.P. (4,561 of which are issuable upon exercise of warrants within 60 days of December 31, 2008). Claudius IV, L.L.C. is the direct general partner of Galen Partners IV, L.P. and Galen Partners International IV, L.P. The Reporting Person is a member of Claudius IV, L.L.C. The Reporting Person disclaims beneficial ownership of all such shares except to the extent of his proportionate pecuniary interests therein.

INSTRUCTIONS FOR SCHEDULE 13G
Instructions for Cover Page
(1)	Names of Reporting Persons—Furnish the full legal name of each person for whom the report is filed—i.e., each person required to sign the schedule itself—including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person.

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The third row is for SEC internal use; please leave blank.

(4)	Citizenship or Place of Organization — Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)- (9), (11)	Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.—Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10)	Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12)	Type of Reporting Person—Please classify each “reporting person” according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

Category	Symbol
Broker Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Adviser	IA
Employee Benefit Plan, Pension Fund, or Endowment Fund	EP
Parent Holding Company/Control Person	HC
Savings Association	SA
Church Plan	CP
Corporation	CO
Partnership	PN
Individual	IN
Other	OO
Notes:	Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or TO) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as “filed” for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission’s regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
Disclosure of the information specified in this schedule is mandatory. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.
Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.
Failure to disclose the information requested by this schedule may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.
INSTRUCTIONS
A.	Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B.	Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C.	The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a).	Name of Issuer: PET DRX CORPORATION

Item 1(b).	Address of Issuer’s Principal Executive Offices: 215 Centerview Drive, Suite 360 Brentwood, Tennessee 37027

Item 2(a).	Name of Person Filing:

Galen Partners IV, L.P.
Galen Partners International IV, L.P.
Galen Employee Fund IV, L.P.
Claudius IV, L.L.C.
Wesson Enterprises, Inc.
Bruce F. Wesson
L. John Wilkerson
David Jahns
Zubeen Shroff

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Galen Management, L.L.C. 680 Washington Boulevard Stamford, CT 06901

Item 2(c).	Citizenship: All entities were organized in Delaware. The individuals are all United States citizens.

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 715813101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: N/A
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d—1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J), please specify the type of institution: N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:

Galen Partners IV, L.P.	3,876,431	(1)
Galen Partners International IV, L.P.	307,980	(2)
Galen Employee Fund IV, L.P.	5,967	(3)
Claudius IV, L.L.C.	4,184,411	(4)
Wesson Enterprises, Inc.	5,967	(5)
Bruce F. Wesson	4,190,378	(6)
L. John Wilkerson	4,184,411	(7)
David Jahns	4,184,411	(7)
Zubeen Shroff	4,287,000	(7)(8)
Percent of Class:

Galen Partners IV, L.P.	16.3%
Galen Partners International IV, L.P.	1.3%
Galen Employee Fund IV, L.P.	0.0%
Claudius IV, L.L.C.	17.6%
Wesson Enterprises, Inc.	0.0%
Bruce F. Wesson	17.7%
L. John Wilkerson	17.6%
David Jahns	17.6%
Zubeen Shroff	18.1%

(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Galen Partners IV, L.P.	3,876,431	(1)
Galen Partners International IV, L.P.	307,980	(2)
Galen Employee Fund IV, L.P.	5,967	(3)
Claudius IV, L.L.C.	0
Wesson Enterprises, Inc.	0
Bruce F. Wesson	0
L. John Wilkerson	0
David Jahns	0
Zubeen Shroff	102,589	(8)
(ii)	Shared power to vote or to direct the vote

Galen Partners IV, L.P.	0
Galen Partners International IV, L.P.	0
Galen Employee Fund IV, L.P.	0
Claudius IV, L.L.C.	4,184,411	(4)
Wesson Enterprises, Inc.	5,967	(5)
Bruce F. Wesson	4,190,378	(6)
L. John Wilkerson	4,184,411	(7)
David Jahns	4,184,411	(7)
Zubeen Shroff	4,184,411	(7)

(iii)	Sole power to dispose or to direct the disposition of

Galen Partners IV, L.P.	3,876,431	(1)
Galen Partners International IV, L.P.	307,980	(2)
Galen Employee Fund IV, L.P.	5,967	(3)
Claudius IV, L.L.C.	0
Wesson Enterprises, Inc.	0
Bruce F. Wesson	0
L. John Wilkerson	0
David Jahns	0
Zubeen Shroff	102,589	(8)
(iv)	Shared power to dispose or to direct the disposition of

Galen Partners IV, L.P.	0
Galen Partners International IV, L.P.	0
Galen Employee Fund IV, L.P.	0
Claudius IV, L.L.C.	4,184,411	(4)
Wesson Enterprises, Inc.	5,967	(5)
Bruce F. Wesson	4,190,378	(6)
L. John Wilkerson	4,184,411	(7)
David Jahns	4,184,411	(7)
Zubeen Shroff	4,184,411	(7)

(1)	Includes 57,416 shares issuable upon exercise of warrants within 60 days of December 31, 2008.

(2)	Includes 4,561 shares issuable upon exercise of warrants within 60 days of December 31, 2008.

(3)	Includes 82 shares issuable upon exercise of warrants within 60 days of December 31, 2008.

(4)	The shares are held as follows: 3,876,431 by Galen Partners IV, L.P. (57,416 of which are issuable upon exercise of warrants within 60 days of December 31, 2008) and 307,980 by Galen Partners International IV, L.P. (4,561 of which are issuable upon exercise of warrants within 60 days of December 31, 2008). The Reporting Person is the direct general partner of Galen Partners IV, L.P. and Galen Partners International IV, L.P.

(5)	The shares are held by Galen Employee Fund IV, L.P. (82 of which are issuable upon exercise of warrants within 60 days of December 31, 2008). The Reporting Person is the direct general partner of Galen Employee Fund IV, L.P.

(6)	The shares are held as follows: 3,876,431 by Galen Partners IV, L.P. (57,416 of which are issuable upon exercise of warrants within 60 days of December 31, 2008), 307,980 by Galen Partners International IV, L.P. (4,561 of which are issuable upon exercise of warrants within 60 days of December 31, 2008) and 5,967 by Galen Employee Fund IV, L.P. (82 of which are issuable upon exercise of warrants within 60 days of December 31, 2008). Claudius IV, L.L.C. is the direct general partner of Galen Partners IV, L.P. and Galen Partners International IV, L.P. Wesson Enterprises, Inc. is the direct general partner of Galen Employee Fund IV, L.P. The Reporting Person is a member of Claudius IV, L.L.C. and is the sole shareholder of Wesson Enterprises, Inc. The Reporting Person disclaims beneficial ownership of all such shares except to the extent of his proportionate pecuniary interests therein.

(7)	The shares are held as follows: 3,876,431 by Galen Partners IV, L.P. (57,416 of which are issuable upon exercise of warrants within 60 days of December 31, 2008) and 307,980 by Galen Partners International IV, L.P. (4,561 of which are issuable upon exercise of warrants within 60 days of December 31, 2008). Claudius IV, L.L.C. is the direct general partner of Galen Partners IV, L.P. and Galen Partners International IV, L.P. The Reporting Person is a member of Claudius IV, L.L.C. The Reporting Person disclaims beneficial ownership of all such shares except to the extent of his proportionate pecuniary interests therein.

(8)	Shares are issuable upon exercise of options within 60 days of December 31, 2008.
Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A
If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group N/A
If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of a Group N/A
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.	Certification N/A
(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b)	The following certification shall be included if the statement is filed pursuant to §240.13d—1(b)(1)(ii)(J), or if the statement is filed pursuant to §240.13d—1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to §240.13d—1(b)(1)(ii)(J):
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.
(c)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[SIGNATURE]
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 17, 2009

CLAUDIUS IV, L.L.C.		WESSON ENTERPRISES, INC.

By:	/s/ Bruce F. Wesson	By:	/s/ Bruce F. Wesson

	Name: Bruce F. Wesson		Name: Bruce F. Wesson
	Title: Member		Title: Sole Shareholder

GALEN PARTNERS IV, L.P.		GALEN PARTNERS INTERNATIONAL IV, L.P.

By:	Claudius IV, L.L.C.,	By:	Claudius IV, L.L.C.,
	its General Partner		its General Partner

By:	/s/ Bruce F. Wesson	By:	/s/ Bruce F. Wesson

	Name: Bruce F. Wesson		Name: Bruce F. Wesson
	Title: Member		Title: Member

GALEN EMPLOYEE FUND IV, L.P.

By:	Wesson Enterprises, Inc.,
its General Partner

By:	/s/ Bruce F. Wesson

Name: Bruce F. Wesson
Title: Sole Shareholder

By:	/s/ Bruce F. Wesson	By:	/s/ L. John Wilkerson

	Name: Bruce F. Wesson		Name: L. John Wilkerson

By:	/s/ David Jahns	By:	/s/ Zubeen Shroff

	Name: David Jahns		Name: Zubeen Shroff
EXHIBITS

A:	Joint Filing Agreement

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)